
6038800m
6038600m
6038400m
6038200m
6038000m
631800m
632000m
632200m
632400m
632600m
N
Lady Lake
Lower C
C-52
X Section
ML-44 to C-52
Lower C
Dip Direction
Map
Area
Upper C
ML-40
ML-44
Existing DDH
Subsurface Projection
of Mineralized Zone
-100
0
100
200
Meters
CROSSHAIR
Project: Moran Lake
Lic No. 11834M
Drill Plan - C Zone
Drawn: DIGEOS
NTS: 13 K/7
Figure
Scale: 1:5,000
DATUM NAD27
Date: Nov 24, 2006